UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 4)(1)

PROLINK HOLDINGS CORP.
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(Name of Issuer)

COMMON STOCK
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(Title of Class of Securities)

022780 10 0
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(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2009
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. [__]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,770
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,770
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,674,574
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,674,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,674,574
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,674,574
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 24,674,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,674,574
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,770
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 022780 10 0

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)X (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 29,193,770
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 29,193,770
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,193,770
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 022780 10 0

This Amendment No. 4 to Schedule 13D (this "Amendment"), is being filed to amend and supplement the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on May 5, 2004 and January 17, 2006, as amended by Amendment No. 1 filed on May 10, 2007, Amendment No. 2 filed on August 27, 2007 and Amendment No. 3 filed on February 6, 2008 (collectively, the "Schedule 13D") by Trinad Capital Master Fund, Ltd. (“Master Fund”), Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert Ellin, and Jay Wolf (collectively, the “Reporting Persons”).

Item 3 is hereby supplemented with the following:

Item 3. Source and Amount of Funds or Other Consideration:

Since the date of the filing of Amendment No. 3 to the Statement on Schedule 13D, the Master Fund used US$12,500 of its working capital to purchase an aggregate of 250,000 shares of Common Stock, and US$250,000 of its working capital to purchase (i) an aggregate of 8,333,333 shares of Series D Converible Preferred Stock and (ii) a warrant to purchase up to 12,500,000 shares of Common Stock, at an exercise price equal to $0.03 per share.

Each holder of shares of Series D Preferred Stock is entitled to convert each such share into the number of fully paid and nonassessable shares of Common Stock equal to the number obtained by dividing (i) $0.03, plus the amount of any accumulated but unpaid dividends by (ii) the conversion price in effect at the close of business on the conversion date, which is initially $0.03.

The Warrant has customary weighted-average anti-dilution provisions that are triggered upon future issuances of Common Stock (or securities convertible into Common Stock) for consideration per share less than the Warrant’s exercise price.  The Warrant may be exercised at any time on or before April 17, 2014.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Item 4 Purpose of Transaction

On April 17, 2009, the Issuer and the Master Fund entered into a Subscription Agreement. Pursuant to the Subscription Agreement the Master Fund acquired additional equity securities of the Issuer and received certain rights in connection with its ownership of the Issuer’s securities; including, but not limited to:

Registration Rights.  The Subscription Agreement provides the Master Fund with piggyback registration rights with respect to the shares of Common Stock underlying the Series D Convertible Preferred Stock sold in the offering and the shares of Common Stock issuable upon exercise of the Warrant, subject to the limitations contained in the Subscription Agreement.

Board Rights. The acquisition of the securities identified in Item 3 give the Master Fund, the right, prior to April 17, 2010, for as long as the Master Fund continues to hold a majority of the Series D Convertible Preferred Stock, to designate three (3) members of the Issuer’s Board of Directors; such rights terminate upon conversion of a majority of the Shares to Common Stock.

Right of First Offer. So long as the Master Fund continues to own at least fifty percent (50%) of the Series D Convertible Preferred Stock (or at least fifty percent (50%) of the shares of Common Stock received upon conversion if such Shares have been converted) as adjusted for stock splits or stock dividends, then each time the Issuer proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of its capital stock, the Issuer shall first make an offering of such securities to the Master Fund

CUSIP No. 022780 10 0

On April 15, 2009, the Issuer and its wholly-owned subsidiary ProLink Solutions LLC (“ProLink Solutions” and, together with the Issuer, the “ProLink Entities”), and Valens U.S. SPV I, LLC (“Valens U.S.”), Valens Offshore SPV I, Ltd. (“Valens Offshore”), PSource Structured Debt Limited (“PSource”), Calliope Capital Corporation (“Calliope” and, together with Valens U.S., Valens Offshore and PSource, the “Lenders”) and LV Administrative Services, Inc., as collateral agent for the Lenders (the “Agent” and, together with the ProLink Entities and the Lenders, the “Parties”) amended that certain Amended and Restated Security Agreement, entered into by and among the Parties, dated as of March 31, 2008, as amended by that certain letter agreement effective as of December 11, 2008, and as subsequently amended by that certain letter agreement dated as of March 4, 2009 (together, the “Security Agreement”), as disclosed in those certain Current Reports on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 15, 2008, December 17, 2008 and March 11, 2009 and April 21,2009.  Pursuant to the Amendment, the Lenders agreed to forbear from exercising their rights and remedies in response to certain defaults by the ProLink Entities under the Security Agreement until the earlier of June 3, 2009 or the occurrence of certain subsequent defaults under the Security Agreement.

As a condition to the effectiveness of the Amendment, the Lenders required that the Master Fund acquire equity interests of the Issuer for a cash purchase price of not less than $250,000.  As a result of the Lender’s conditioning the forbearance upon the Master Fund's acquisition of an additional equity interest in the Issuer, the Reporting Persons may be deemed to be a member of a "group" for purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, with one or more other members.  Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended or otherwise.

Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in the Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, actions taken by the creditors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the Common Stock and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5(a) is hereby amended in its entirety to read as follows:

Item 5. Interest in Securities of the Issuer:

(a)  As of the date hereof:

The Master Fund may be deemed to beneficially own an aggregate of 29,193,770 shares of Common Stock constituting 41.1% of the outstanding shares of the Common Stock of the Issuer on an otherwise undiluted basis based upon (i) the 8,117,221 shares of Common Stock owned by the Master Fund, (ii) the 12,743,216 issuable upon exercise of the Warrants beneficially held by the Master Fund, and (iii) the 8,333,333 shares issued upon the conversion of the Series D Convertible Preferred Stock beneficially held by the Master Fund.

CUSIP No. 022780 10 0

Trinad Management, LLC (as the manager of the Master Fund and Trinad Capital LP) and Robert S. Ellin, a director of the issuer and the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II, LLC and Jay A. Wolf, a director of the issuer and a managing director of and portfolio manager for Trinad Management, LLC are deemed the beneficial owners of the securities held by the Master Fund.

Trinad Capital LP (the owner of 84.52% of the shares of the Master Fund as of March 31, 2009) and Trinad Advisors II, LLC (the general partner of Trinad Capital LP), are deemed the beneficial owners of 84.52% of the shares of the 29,193,770 shares of the Common Stock held by the Master Fund, representing 34.8% of the Common Stock of the Issuer.

Each of Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by the Master Fund

Each of Robert S. Ellin and Jay A. Wolf disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by the Master Fund except to the extent of his pecuniary interests therein.

Trinad Management, LLC, Robert S. Ellin and Jay A. Wolf share the power to direct the vote and share the power to direct the disposition of the Common Stock owned by the Master Fund.

The percentages used herein and are calculated based 49,809,185 shares of Common Stock reported by the Issuer to be issued and outstanding as of December 26, 2008, in the Issuer's quarterly report on Form 424B3, as filed with the Securities and Exchange Commission on February 18, 2009.

(b)

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c)  On April 17, 2009, the Master Fund acquired 8,333,333 shares of Series D Convertible Preferred Stock and a warrant to purchase up to 12,500,000 additional shares of Common Stock in exchange for consideration of US$250,000.

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The Master Fund and the Issuer entered into a Subscription Agreement pursuant to which the Master Fund purchased the Series D Convertible Preferred Stock and the Warrant described in Item 3 hereof.

CUSIP No. 022780 10 0

Item 7. Material to be Filed as Exhibits:

The following exhibit is filed as part of this 13D:

Exhibit A: Subscription Agreement, dated as of April 17, 2009, by and between the Issuer and the Master Fund.

Exhibit B: Warrant to Purchase Common Stock of the Issuer, issued to the Master Fund on April 17, 2009.

Exhibit C Joint Filing Agreement, dated as of April 23, 2009.

CUSIP No. 022780 10 0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
Date: April 23, 2009		Date: April 23, 2009

TRINAD CAPITAL LP a Delaware limited partnership By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
Date: April 23, 2009		Date: April 23, 2009

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual
Date: April 23, 2009		Date: April 23, 2009

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The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 022780 10 0

EXHIBIT A
SUBSCRIPTION AGREEMENT

This Subscription Agreement, dated as of April 17, 2009 (the “Agreement”), is entered into by and between ProLink Holdings Corp., a Delaware corporation (the “Company”), and Trinad Capital Master Fund, Ltd. (the “Purchaser”).

BACKGROUND

WHEREAS, the Company is offering in a private placement to the Purchaser (the “Offering”) an aggregate of 8,333,333 shares (the “Shares”) of its Series D Convertible Preferred Stock, par value $0.001 per share, and a warrant (the “Warrant”), in the form attached hereto at Exhibit A, to purchase 12,500,000 shares (the “Warrant Shares” and, together with the Shares, the Warrant, and the shares of Common Stock (as defined herein) issuable upon conversion of the Shares, the “Securities”) of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for an aggregate purchase price of Two Hundred Fifty Thousand Dollars ($250,000.00) (the “Purchase Price”); and

WHEREAS, the Purchaser desires to purchase the Shares and the Warrant for the Purchase Price on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual representations and covenants hereinafter set forth, the parties hereto agree as follows:

1.            Authorization and Sale of Securities.

1.1           Authorization.  The Company has, or before the Closing (as defined in Section 2) will have, duly authorized the sale and issuance, pursuant to the terms of this Agreement, of the Securities.

1.2           Purchase and Sale.  Subject to the terms and conditions of this Agreement, at the Closing, the Company will sell and issue to the Purchaser, and the Purchaser will purchase, the Shares and Warrant for the Purchase Price.

To subscribe for the Shares and Warrant, this Agreement must be executed and the Purchase Price (less a maximum of $15,000.00 which will be delivered to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.) delivered to the Company in the form of wire transfer to: an account designated by the Company to the Purchaser.  The Purchaser shall (i) include the Purchaser's name in the wire transfer instructions; and (ii) request from the bank or other financial institution that is originating the transfer the federal wire number with respect to the wire and retain that number for future reference.

1.3           Use of Proceeds.  The Company will use the net proceeds from the sale of the Shares and Warrant for working capital and general corporate purposes.

2.            The Closing.  The closing shall occur at such time and place as the Company may designate (the “Closing,” and the date on which the Closing occurs, the “Closing Date”).  Promptly following the Closing, the Company shall deliver to the Purchaser a certificate evidencing the Shares and a warrant agreement for the Warrant, registered in the name of the Purchaser, against payment to the Company of the Purchase Price.  The Purchaser hereby authorizes and directs the Company to deliver the Shares and Warrant pursuant to this Agreement directly to the address indicated on the signature page hereto.

3.            Representations of the Purchaser.  The Purchaser represents and warrants to the Company as follows:

(a)           The Purchaser has received and carefully reviewed such information and documentation relating to the Company that the Purchaser has requested, including, without limitation, the Company’s filings with the United States Securities and Exchange Commission.

(b)           The Purchaser has had a reasonable opportunity to ask questions of and receive answers from the Company concerning the Company and the Offering, and all such questions, if any, have been answered to the full satisfaction of the Purchaser.

(c)           The Purchaser understands that the Company has determined that the exemption from the registration provisions of the Securities Act of 1933, as amended (the “Securities Act”), provided by Regulation D is applicable to the offer and sale of the Securities, based, in part, upon the representations, warranties and agreements made by the Purchaser herein.

(d)           Except as set forth herein, no representations or warranties have been made to the Purchaser by the Company or any agent, employee or affiliate of the Company and in entering into this transaction, the Purchaser is not relying upon any information other than the results of independent investigation by the Purchaser.

(e)           The Purchaser has full power and authority to execute and deliver this Agreement and to perform the obligations of the Purchaser hereunder and this Agreement is a legally binding obligation of the Purchaser in accordance with its terms.

(f)	Regulation D.

(i)           The Purchaser understands and acknowledges that: (A) the Securities acquired pursuant to this Agreement have not been registered under the Securities Act and are being sold in reliance upon an exemption from registration afforded by Regulation D; and that such Securities have not been registered with any state securities commission or authority; (B) pursuant to the requirements of Regulation D, the Securities may not be transferred, sold or otherwise exchanged unless in compliance with the provisions of Regulation D and/or pursuant to registration under the Securities Act, or pursuant to an available exemption thereunder; and (C) other than as set forth in Section 5.1 of this Agreement, the Company is under no obligation to register the Securities under the Securities Act or any state securities law, or to take any action to make any exemption from any such registration provisions available.

                        (ii)           The Purchaser is an “accredited investor” within the meaning of Rule 501 of Regulation D, is knowledgeable, sophisticated and experienced in making, and is qualified to make, decisions with respect to investment shares representing an investment decision like that involved in the purchase of the Securities.

(iii)           The Purchaser is purchasing the Securities for its own account for investment only and has no intention of selling or distributing the Securities and no other person has any interest in or participation in the Securities or any right, option, security interest, pledge or other interest in or to the Securities.  The Purchaser recognizes that an investment in the Securities involves a high degree of risk, including a risk of total loss of the Purchaser.  The Purchaser understands, acknowledges and agrees that it must bear the economic risk of its investment in the Securities for an indefinite period of time and has knowledge and experience in financial and business matters such that it is capable of evaluating the risks of the investment in the Securities and the Purchaser understands, acknowledges and agrees that prior to any such offer or sale, the Company may require, subject to the fulfillment of the Company’s obligations under Section 6 of this Agreement, as a condition to effecting a transfer of the Securities, an opinion of counsel, acceptable to the Company, as to the registration or exemption therefrom under the Securities Act and any state securities acts, if applicable.

(iv)           The Purchaser acknowledges that the Securities will bear a legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE (THE “SECURITIES”) HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT AND UNDER APPLICABLE STATE SECURITIES LAWS OR THE COMPANY SHALL HAVE RECEIVED AN OPINION OF ITS COUNSEL THAT REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT AND UNDER THE PROVISIONS OF APPLICABLE STATE SECURITIES LAWS IS NOT REQUIRED.

(g) Neither the Purchaser, nor any affiliate of the Purchaser or any person acting on his, her or its behalf, has recently sold shares of unregistered Common Stock of the Company.

4.            Condition to the Obligations of the Company.  The obligations of the Company under Section 1.2 of this Agreement are subject to fulfillment, or the waiver, of the following condition on or before the Closing:

4.1           Accuracy of Representations and Warranties.  The representations and warranties of the Purchaser contained in Section 3 shall be true on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of that date (except that any representation or warranty expressly stated to have been made or given as of a specific date need be true only as of such date).

5.             Covenants of the Company.

5.1           Piggyback Registration Rights.  If at any time the Company shall determine to register under the Securities Act any of its securities (other than on Form S-8 or Form S-4 or their then equivalents and other than shares to be issued solely (i) in connection with any acquisition of any entity or business, (ii) upon the exercise of stock options, or (iii) pursuant to employee benefit plans), it shall send to each holder of Registrable Shares (as defined below), including each holder who has the right to acquire Registrable Shares, written notice of such determination and, if within thirty (30) days after receipt of such notice, such holder shall so request in writing, the Company shall use its commercially reasonable efforts to include in such registration statement all or any part of the Registrable Shares such holder requests to be registered therein; provided that, if, in connection with any offering involving an underwriting of Common Stock to be issued by the Company, the managing underwriter shall prohibit the inclusion of shares of Common Stock by selling holders in such registration statement or shall impose a limitation on the number of shares of such Common Stock which may be included in any such registration statement because, in its judgment, such limitation is necessary to effect an orderly public distribution, and such limitation is imposed pro rata with respect to all securities whose holders have a contractual, incidental (“piggyback”) right to include such securities in the registration statement and as to which inclusion has been requested pursuant to such right and there is first excluded from such registration statement all shares of Common Stock sought to be included therein by (i) any holder thereof not having any such contractual, incidental registration rights, and (ii) any holder thereof having contractual, incidental registration rights subordinate and junior to the rights of the holders of Registrable Shares, the Company shall then be obligated to include in such registration statement only such limited portion (which may be none) of the Registrable Shares with respect to which such holder has requested inclusion hereunder.  “Registrable Shares” means the shares of Common Stock issuable upon conversion of the Shares and exercise of the Warrant; provided, however, that shares of Common Stock shall cease to be Registrable Shares upon any permitted sale of such shares pursuant to (i) a registration statement filed under the Securities Act, or (ii) Rule 144 promulgated under the Securities Act.

5.2           Reservation of Common Stock.  The Company shall reserve and maintain a sufficient number of shares of Common Stock for issuance upon the conversion of the Shares or exercise of the Warrant.

5.3           Board Representation.  Prior to April 17, 2010, for as long as the Purchaser continues to hold a majority of the Shares, the Purchaser shall have the right (the “Board Rights”) to designate three (3) members of the Company’s Board of Directors (the “Board”), and the Company shall at all times maintain three (3) vacancies on the Board for such purpose; such Board Rights shall terminate upon conversion of a majority of the Shares to Common Stock.

5.4  Right of First Offer. From and after the date hereof, each time the Company proposes to offer any shares of, or securities convertible into or exercisable for any shares of, any class of its capital stock (“Offered Shares”), the Company shall first make an offering of such Offered Shares to the Purchaser as long as the Purchaser continues to own at least fifty percent  (50%) of the Shares purchased by such Investor on the Closing Date pursuant to this Agreement (or at least fifty percent (50%) of the shares of Common Stock received upon conversion if such Shares have been converted) as adjusted for stock splits or stock dividends in accordance with the following provisions:

(a) The Company shall deliver a notice (the “RFO Notice”) to the Purchaser stating (i) its bona fide intention to offer such Offered Shares, (ii) the number of such Offered Shares to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Offered Shares.

(b) Within 10 business days after delivery of the RFO Notice, the Purchaser may elect to purchase or obtain, at the price and on the terms specified in the RFO Notice, not less than all of the Offered Shares by delivering written notice thereof to the Company.  Upon expiration of such 10 business day period, such right of the Purchaser with respect to the Offered Shares shall terminate other than as set forth in Section 5.4(c) below.

(c)           The Company may, during the 90 day period following the expiration of the period provided in Section 5.4(b) hereof, offer the unsubscribed Offered Shares to any person or persons at a price not less than, and upon terms no more favorable to the offeree than those specified in the RFO Notice. If the Company does not enter into an agreement for the sale of the Offered Shares within such period, or if such agreement is not consummated within 120 days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Offered Shares shall not be offered unless first reoffered to the Purchaser in accordance herewith.

(d) The right of first offer in this Section 5.4 shall not be applicable to (i) the issuance of securities in connection with stock dividends, stock splits or similar transactions; (ii) the issuance or sale of Common Stock (or options therefor) pursuant to a stock option plan, restricted stock purchase plan or other stock plan; (iii) the issuance of securities to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions; (iv) the issuance of securities pursuant to the conversion or exercise of convertible or exercisable securities outstanding as of the date of this Agreement, including without limitation, warrants, notes or options; (v) the issuance of securities in connection with a bona fide acquisition, merger, strategic alliance or similar transaction; (vi) the issuance of securities for bona fide services; or (vii) the issuance of securities in a registered public offering.

6.            Transfer of Securities.  The Purchaser is aware that the Company will make a notation in its appropriate records and issue “stop transfer” instructions to its transfer agent with respect to the restrictions on the transferability of such Securities.

7.           Miscellaneous.

7.1           Expenses.  The Purchaser shall pay, at the Closing, the fees (up to a maximum of $15,000.00) and disbursements of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, in connection with the preparation of this Agreement and the other agreements contemplated hereby and the closing of the transactions contemplated hereby.  The payment of such expenses shall be a reduction to the Purchase Price.

7.2           Successors and Assigns.  This Agreement and any rights and obligations hereunder may not be transferred or assigned by the Purchaser without the prior written consent of the Company.  This Agreement shall inure to the benefit of, and be binding upon the Company and the Purchaser and their respective heirs, legal representatives and permitted assigns.

7.3           Survival.  All representations and warranties and all covenants, agreements and obligations made by the Company or the Purchaser in this Agreement, or in any instrument or document furnished in connection with this Agreement or the transactions contemplated hereby, shall survive the Closing and any investigation at any time made by or on behalf of any indemnified party.

7.4           Indemnification.  The Purchaser agrees to indemnify the Company and hold it harmless from and against any and all losses, damages, liabilities, costs and expenses which it may sustain or incur in connection with the breach by the Purchaser of any representation, warranty or covenant made by the Purchaser .

7.5           Notices.  All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally or mailed by certified or registered mail, return receipt requested, postage prepaid, as follows:

(a)           If to the Company, to: ProLink Holdings Corp., 410 South Benson Lane, Chandler, AZ 85224, Attn: Chief Executive Officer, or to such other address as the Company or the undersigned shall have designated to the other by like notice.

(b)           If to the Purchaser, at its address set forth on the signature page hereto, or at such other address as may have been furnished to the Company in writing by the Purchaser.

7.6           Entire Agreement.  This Agreement and the Warrant embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.

7.7           Amendments and Waivers.  Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the Purchaser.  No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

7.8           Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall be one and the same document.

7.9           Section Headings.  The section headings are for the convenience of the parties and in no way alter, modify, amend, limit, or restrict the contractual obligations of the parties.

7.10         Severability.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

7.11         Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

SIGNATURE PAGE

TRINAD CAPITAL MASTER FUND, LTD.

By:/s/ Jay A. Wolf
     Name: Jay A. Wolf
     Title: Partner

2121 Avenue of the Stars, Suite 2550
Address

Los Angeles, CA 90067
City, State and Zip Code

(310) 601-2500
Telephone-Business

_____________________
Facsimile-Business

_____________________
Tax ID # or Social Security #

This Subscription Agreement is agreed to and accepted as of April 17 , 2009.

PROLINK HOLDINGS CORP.

By:	/s/ Lawrence D. Bain
Name: Lawrence D. Bain
Title: Chief Executive Officer

EXHIBIT A

Warrant

CUSIP No. 022780 10 0

EXHIBIT B
WARRANT

NEITHER THESE SECURITIES NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES HAVE BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.  THESE SECURITIES AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

PROLINK HOLDINGS CORP.

WARRANT

Warrant No. 4.17.09 Date of Original Issuance: April 17, 2009

ProLink Holdings Corp., a Delaware corporation (the "Company"), hereby certifies that, for value received, Trinad Capital Master Fund, Ltd. or its registered assigns (the "Holder"), is entitled to purchase from the Company up to a total of 12,500,000 shares of common stock, par value $0.0001 per share (the "Common Stock"), of the Company (each such share, a "Warrant Share" and all such shares, the "Warrant Shares") at an exercise price equal to $0.03 per share (as adjusted from time to time as provided in Section 9, the "Exercise Price"), at any time and from time to time from and after the date hereof and through and including April 17, 2014 (the "Expiration Date"), and subject to the following terms and conditions:

1. Definitions.  In addition to the terms defined elsewhere in this Warrant, capitalized terms that are not otherwise defined herein shall have the meanings given to such terms in the Subscription Agreement of even date herewith to which the Company and the original Holder are parties (the "Purchase Agreement").

2. Registration of Warrant.  The Company shall register this Warrant, upon records to be maintained by the Company for that purpose (the "Warrant Register"), in the name of the record Holder hereof from time to time.  The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

3. Registration of Transfers.  The Company shall register the transfer of any portion of this Warrant in the Warrant Register, upon surrender of this Warrant, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address specified herein.  Upon any such registration or transfer, a new Warrant to purchase Common Stock, in substantially the form of this Warrant (any such new Warrant, a "New Warrant"), evidencing the portion of this Warrant so transferred shall be issued to the transferee and a New Warrant evidencing the remaining portion of this Warrant not so transferred, if any, shall be issued to the transferring Holder. The acceptance of the New Warrant by the transferee thereof shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Warrant.

4. Exercise and Duration of Warrants.  This Warrant shall be exercisable by the registered Holder at any time and from time to time on or after the date hereof to and including the Expiration Date.  At 6:30 p.m., New York City time on the Expiration Date, the portion of this Warrant not exercised prior thereto shall be and become void and of no value, provided, that if the closing sales price of the Common Stock on the Expiration Date is greater than 102% of the Exercise Price on the Expiration Date, then this Warrant shall be deemed to have been exercised in full (to the extent not previously exercised) on a “cashless exercise” basis at 6:30 P.M. New York City time on the Expiration Date. The Company may not call or redeem all or any portion of this Warrant without the prior written consent of the Holder.

5. Delivery of Warrant Shares.

(a) To effect exercises hereunder, the Holder shall not be required to physically surrender this Warrant unless the aggregate Warrant Shares represented by this Warrant is being exercised.  Upon delivery of the Exercise Notice to the Company (with the attached Warrant Shares Exercise Log) at its address for notice set forth herein and upon payment of the Exercise Price multiplied by the number of Warrant Shares that the Holder intends to purchase hereunder, the Company shall promptly (but in no event later than three Trading Days (as defined herein) after the Date of Exercise (as defined herein)) issue and deliver to the Holder, a certificate for the Warrant Shares issuable upon such exercise, which, unless otherwise required by the Subscription Agreement, shall be free of restrictive legends.  A “Trading Day” means a day on which the Common Stock is traded on an exchange, or traded or quoted on an over-the-counter market.  A "Date of Exercise" means the date on which the Holder shall have delivered to Company: (i) the Exercise Notice (with the Warrant Exercise Log attached to it), appropriately completed and duly signed and (ii) if such Holder is not utilizing the cashless exercise provisions set forth in this Warrant, payment of the Exercise Price for the number of Warrant Shares so indicated by the Holder to be purchased.

(b) If by the third Trading Day after a Date of Exercise the Company fails to deliver the required number of Warrant Shares in the manner required pursuant to Section 5(a), then the Holder will have the right to rescind such exercise.

(c) If by the third Trading Day after a Date of Exercise the Company fails to deliver the required number of Warrant Shares in the manner required pursuant to Section 5(a), and if after such third Trading Day and prior to the receipt of such Warrant Shares, the Holder purchases (in an open market transaction or otherwise) shares of Common Stock to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a "Buy-In"), then the Company shall (1) pay in cash to the Holder the amount by which (x) the Holder's total purchase price (including brokerage commissions, if any) for the shares of Common Stock so purchased exceeds (y) the amount obtained by multiplying (A) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue by (B) the exercise price of the Common Stock at the time of the obligation giving rise to such purchase obligation and (2) reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored.  The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In.

(d) The Company's obligations to issue and deliver Warrant Shares in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by the Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by the Holder or any other Person of any obligation to the Company or any violation or alleged violation of law by the Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Company to the Holder in connection with the issuance of Warrant Shares.  Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company's failure to timely deliver certificates representing shares of Common Stock upon exercise of the Warrant  as required pursuant to the terms hereof.

6. Charges, Taxes and Expenses.  Issuance and delivery of certificates for shares of Common Stock upon exercise of this Warrant shall be made without charge to the Holder for any issue or transfer tax, withholding tax, transfer agent fee or other incidental tax or expense in respect of the issuance of such certificates, all of which taxes and expenses shall be paid by the Company; provided, however, that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares or Warrants in a name other than that of the Holder.  The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving Warrant Shares upon exercise hereof.

7. Replacement of Warrant.  If this Warrant is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation hereof, or in lieu of and substitution for this Warrant, a New Warrant, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity (which shall not include a surety bond), if requested.  Applicants for a New Warrant under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe.  If a New Warrant is requested as a result of a mutilation of this Warrant, then the Holder shall deliver such mutilated Warrant to the Company as a condition precedent to the Company’s obligation to issue the New Warrant.

8. Reservation of Warrant Shares.  The Company covenants that it will at all times reserve and keep available out of the aggregate of its authorized but unissued and otherwise unreserved Common Stock, solely for the purpose of enabling it to issue Warrant Shares upon exercise of this Warrant as herein provided, the number of Warrant Shares which are then issuable and deliverable upon the exercise of this entire Warrant, free from preemptive rights or any other contingent purchase rights of persons other than the Holder (taking into account the adjustments and restrictions of Section 9). The Company covenants that all Warrant Shares so issuable and deliverable shall, upon issuance and the payment of the applicable Exercise Price in accordance with the terms hereof, be duly and validly authorized, issued and fully paid and nonassessable.

9. Certain Adjustments.  The Exercise Price and number of Warrant Shares issuable upon exercise of this Warrant are subject to adjustment from time to time as set forth in this Section 9.

(a) Stock Dividends and Splits.  If the Company, at any time while this Warrant is outstanding, (i) pays a stock dividend on its Common Stock or otherwise makes a distribution on any class of capital stock that is payable in shares of Common Stock, (ii) subdivides outstanding shares of Common Stock into a larger number of shares, or (iii) combines outstanding shares of Common Stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event.  Any adjustment made pursuant to clause (i) of this paragraph shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution, and any adjustment pursuant to clause (ii) or (iii) of this paragraph shall become effective immediately after the effective date of such subdivision or combination. If any event requiring an adjustment under this paragraph occurs during the period that an Exercise Price is calculated hereunder, then the calculation of such Exercise Price shall be adjusted appropriately to reflect such event.

(b) Fundamental Transactions.  If, at any time while this Warrant is outstanding, (1) the Company effects any merger or consolidation of the Company with or into another Person, (2) the Company effects any sale of all or substantially all of its assets in one or a series of related transactions, (3) any tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Common Stock are permitted to tender or exchange their shares for other securities, cash or property, or (4) the Company effects any reclassification of the Common Stock or any compulsory share exchange pursuant to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "Fundamental Transaction"), then the Holder shall have the right thereafter to receive, upon exercise of this Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant Shares then issuable upon exercise in full of this Warrant (the "Alternate Consideration").  For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration.  If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction.  At the Holder's option and request, any successor to the Company or surviving entity in such Fundamental Transaction shall, either (1) issue to the Holder a new warrant substantially in the form of this Warrant and consistent with the foregoing provisions and evidencing the Holder's right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof, or (2) purchase the Warrant from the Holder for a purchase price, payable in cash within five Trading Days after such request (or, if later, on the effective date of the Fundamental Transaction), equal to the Black Scholes value of the remaining unexercised portion of this Warrant on the date of such request. The terms of any agreement pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this paragraph (c) and insuring that the Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

(c) Certain Diluting Issuances.  (i)  If the Company shall, at any time or from time to time, issue or distribute any shares of Common Stock, or be deemed to have issued shares of Common Stock as provided herein, other than Excluded Stock (as defined in Section 9(c)(iv) below) (each such event, including any event described in paragraphs (ii)(C) and (ii)(D) below, being herein called a “Common Stock Distribution”), without consideration or for a consideration per share less than the Exercise Price on the date of such Common Stock Distribution or on the first date of the announcement of such Common Stock Distribution, whichever is greater, then, effective immediately after the open of business on the day following such Common Stock Distribution, the Exercise Price as in effect immediately prior to such Common Stock Distribution shall forthwith be lowered to a price equal to the amount determined by multiplying the Exercise Price by a fraction: (A) the numerator of which shall be (x) the total number of shares of Common Stock outstanding (including shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants and convertible securities) immediately prior to such Common Stock Distribution, plus (y) the number of shares of Common Stock which the net aggregate consideration, if any, received by the Company upon such Common Stock Distribution would purchase at the Exercise Price in effect immediately prior to such Common Stock Distribution; and (B) the denominator of which shall be (x) total number of shares of Common Stock outstanding (including shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants and convertible securities) immediately prior to such Common Stock Distribution, plus (y) the number of additional shares of Common Stock issued as part of such Common Stock Distribution.  In the event of any such adjustment, the number of shares of Common Stock purchasable upon exercise of this Warrant shall forthwith be increased by multiplying the number of shares of Common Stock subject to purchase upon exercise of this Warrant by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding (including shares of Common Stock issuable upon exercise or conversion of outstanding options, warrants and convertible securities immediately after such Common Stock Distribution), and the denominator of which shall be an amount equal to the sum of (i) the number of shares of Common Stock outstanding immediately prior to such Common Stock Distribution, plus (ii) the number of shares of Common Stock which the aggregate consideration, if any, received by the Company (determined as provided below) for such Common Stock Distribution would buy at the Exercise Price thereof as of the date immediately prior to such Common Stock Distribution or as of the date immediately prior to the date of announcement of such Common Stock Distribution (whichever is greater).

The provisions of this paragraph (c), including by operation of subsections (C) or (D) of paragraph (ii) below, shall not operate to increase the Exercise Price or to reduce the number of shares of Common Stock subject to purchase upon exercise of this Warrant.

(ii) For the purposes of any adjustment of the Exercise Price pursuant to paragraph (i) above, the following provisions shall be applicable:

(A)
In the case of the issuance, sale or distribution of Common Stock for cash in a public offering or private placement, the consideration received therefor shall be deemed to be the amount received by the Company therefor before deducting therefrom any discounts, commissions or placement fees payable by the Company to any underwriter or placement agent in connection therewith;

(B)
In the case of the issuance of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash received by the Company shall be deemed to be the fair market value of such consideration, as determined in good faith by the Board of Directors of the Company, irrespective of any accounting treatment;

(C)
In the case of the issuance, sale, distribution or granting (whether directly or by assumption in a merger or otherwise) of any rights to subscribe for or to purchase, or any warrants or options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (such rights, warrants or options being herein called “Options” and such convertible or exchangeable stock or securities being herein called “Convertible Securities”), whether or not such Options or the rights to convert or exchange any such Convertible Securities are immediately exercisable, then, for purposes of paragraph (i) above, the aggregate maximum number of shares of Common Stock issuable upon the exercise of such Options or upon conversion or exchange of such Convertible Securities and subsequent conversion or exchange thereof shall be deemed to have been issued as of the date of issuance of such Options, Convertible Securities or rights and thereafter shall be deemed to be outstanding; and the Company shall be deemed to have received as consideration the amount equal to the consideration, if any, received by the Company upon the issuance of such options or rights plus the minimum additional consideration, if any, to be received by the Corporation upon the conversion or exchange of such Convertible Securities or the exercise of Options or rights (such consideration in each case to be determined in the manner provided in Sections 9(ii)(A) and 9(ii)(B));

(D)
If the purchase price provided for in any Option referred to in paragraph (i) above, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in subsection (C) above, or the rate at which any Convertible Securities referred to in subsection (C) above are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against, and having the effect of protecting against, dilution upon an event which results in a related adjustment pursuant to this Section 9), then, the number of shares of Common Stock purchasable upon exercise of this  Warrant and the Exercise Price then in effect shall forthwith be readjusted (effective only with respect to any exercise of this Warrant after such readjustment) to the number of shares of Common Stock purchasable upon exercise of this Warrant and the Exercise Price which would then be in effect had the adjustment made upon the issue, sale, distribution or grant of such Options or Convertible Securities been made based upon such changed purchase price, additional consideration or conversion rate, as the case may be; provided, however, that such readjustment shall give effect to such change only with respect to such Options and Convertible Securities as then remain outstanding;

(E)
Upon the expiration of any such Options or the termination of any rights, Convertible Securities or exchangeable securities, the applicable Exercise Price shall forthwith be readjusted to such Exercise Price as would have been in effect at the time of such expiration or termination had such Options, rights, Convertible Securities or exchangeable securities, to the extent outstanding immediately prior to such expiration or termination, never been issued;

(F)
If the Company shall pay a dividend or make any other distribution upon any capital stock of the Company payable in Common Stock, Options or Convertible Securities, then, for purposes of paragraph (i) above, such Common Stock, Options or Convertible Securities, as the case may be, shall be deemed to have been issued or sold without consideration; and

(G)
If the Company shall declare a record date for the holders of the Common Stock for the purpose of entitling them to receive a dividend or other distribution payable in Common Stock, Options or Convertible Securities or to subscribe for or purchase Common Stock, Options or Convertible Securities, then such record date shall be deemed to be the date of the issue, sale, distribution or grant of the shares of Common Stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

(iii) For purposes of determining whether any adjustment is required pursuant to this Section 9(c), any security of the Company having rights substantially equivalent to the Common Stock as to dividends or upon liquidation, dissolution or winding up of the Company shall be treated as if such security were Common Stock.  No further adjustment of the Exercise Price adjusted upon the issuance of any such options, rights, convertible securities or exchangeable securities shall be made as a result of the actual issuance of Common Stock on the exercise of any such rights or options or any conversion or exchange of any such securities.

(iv) “Excluded Stock” shall mean (A) shares of Common Stock issued (or issuable upon exercise of rights, options or warrants outstanding from time to time) granted or issued to officers, directors or employees of, or consultants to, the Company pursuant to a stock grant, stock option plan, employee stock purchase plan, restricted stock plan or other similar plan or agreement or otherwise, in each case as approved by the Board of Directors, (B) shares of Common Stock issued (or issuable upon exercise of rights, options or warrants outstanding from time to time) granted or issued to financial institutions, equipment lessors, brokers or similar persons in connection with commercial credit arrangements, equipment financings, commercial property lease transactions or similar transactions, (C) securities issued in connection with a strategic alliance or similar transaction, (D) shares of Common Stock issued (or issuable upon exercise of rights, options or warrants outstanding from time to time) for bona fide services, (E) shares issued or issuable as a result of any stock split, combination, dividend, distribution, reclassification, exchange or substitution, and (F) shares of Common Stock issuable upon exercise of rights, options, warrants, notes or other rights to acquire securities of the Corporation outstanding as of the date hereof.

(d) Number of Warrant Shares.  Simultaneously with any adjustment to the Exercise Price pursuant to paragraph (a) of this Section, the number of Warrant Shares that may be purchased upon exercise of this Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate Exercise Price payable hereunder for the adjusted number of Warrant Shares shall be the same as the aggregate Exercise Price in effect immediately prior to such adjustment.

(e) Calculations.  All calculations under this Section 9 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable.  The number of shares of Common Stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of Common Stock.

(f) Notice of Adjustments.  Upon the occurrence of each adjustment pursuant to this Section 9, the Company at its expense will promptly compute such adjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment, including a statement of the adjusted Exercise Price and adjusted number or type of Warrant Shares or other securities issuable upon exercise of this Warrant (as applicable), describing the transactions giving rise to such adjustments and showing in detail the facts upon which such adjustment is based.  Upon written request, the Company will promptly deliver a copy of each such certificate to the Holder and to the Company's Transfer Agent.

(g) Notice of Corporate Events.  If the Company (i) declares a dividend or any other distribution of cash, securities or other property in respect of its Common Stock, including without limitation any granting of rights or warrants to subscribe for or purchase any capital stock of the Company or any Subsidiary, (ii) authorizes or approves, enters into any agreement contemplating or solicits stockholder approval for any Fundamental Transaction or (iii) authorizes the voluntary dissolution, liquidation or winding up of the affairs of the Company, then the Company shall deliver to the Holder a notice describing the material terms and conditions of such transaction, at least 20 calendar days prior to the applicable record or effective date on which a Person would need to hold Common Stock in order to participate in or vote with respect to such transaction, and the Company will take all steps reasonably necessary in order to insure that the Holder is given the practical opportunity to exercise this Warrant prior to such time so as to participate in or vote with respect to such transaction; provided, however, that the failure to deliver such notice or any defect therein shall not affect the validity of the corporate action required to be described in such notice.

10. Payment of Exercise Price. The Holder may pay the Exercise Price in one of the following manners:

(a) Cash Exercise.  The Holder may deliver immediately available funds; or

(b) Cashless Exercise.  The Holder may notify the Company in an Exercise Notice of its election to utilize cashless exercise, in which event the Company shall issue to the Holder the number of Warrant Shares determined as follows:

X = Y [(A-B)/A]

where:

X = the number of Warrant Shares to be issued to the Holder.

Y = the number of Warrant Shares with respect to which this Warrant is being exercised.

A = the average of the closing prices for the five Trading Days immediately prior to (but not including) the Exercise Date.

B = the Exercise Price.

For purposes of Rule 144 promulgated under the Securities Act, it is intended, understood and acknowledged that the Warrant Shares issued in a cashless exercise transaction shall be deemed to have been acquired by the Holder, and the holding period for the Warrant Shares shall be deemed to have commenced, on the date this Warrant was originally issued, subject to any change of law after the date hereof.

11. Limitations on Exercise.  Notwithstanding anything to the contrary contained herein, the number of shares of Common Stock that may be acquired by the Holder upon any exercise of this Warrant (or otherwise in respect hereof) shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such Holder and its affiliates and any other Persons whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not exceed 9.999% of the total number of issued and outstanding shares of Common Stock (including for such purpose the shares of Common Stock issuable upon such exercise).  For such purposes, beneficial ownership shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder.  This provision shall not restrict the number of shares of Common Stock which a Holder may receive or beneficially own in order to determine the amount of securities or other consideration that such Holder may receive in the event of a Fundamental Transaction as contemplated in Section 9 of this Warrant.  The provisions of this Section 11 may be waived by such Holder, at the election of such Holder, upon not less than 61 days’ prior notice to the Company, and the provisions of this Section 11 shall continue to apply until such 61st day (or such later date, as determined by such Holder, as may be specified in such notice of waiver).

12. No Fractional Shares.  No fractional shares of Warrant Shares will be issued in connection with any exercise of this Warrant.  In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the closing price of one Warrant Share as reported by the applicable exchange or bulletin board on the date of exercise.

13. Notices.  Any and all notices or other communications or deliveries hereunder (including, without limitation, any Exercise Notice) shall be in writing and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section prior to 6:30 p.m. (New York City time) on a Trading Day, (ii) the next Trading Day after the date of transmission, if such notice or communication is delivered via facsimile at the facsimile number specified in this Section on a day that is not a Trading Day or later than 6:30 p.m. (New York City time) on any Trading Day, (iii) the Trading Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.  The addresses for such communications shall be:  (i) if to the Company, to ProLink Holdings Corp., Attn: Chief Executive Officer, Facsimile No.: (480) 782-0968, or (ii) if to the Holder, to the address or facsimile number appearing on the Warrant Register or such other address or facsimile number as the Holder may provide to the Company in accordance with this Section.

14. Warrant Agent.  The Company shall serve as warrant agent under this Warrant.  Upon 30 days' notice to the Holder, the Company may appoint a new warrant agent.  Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant agent shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act.  Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the Warrant Register.

15. Miscellaneous.

(a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and assigns.  Subject to the preceding sentence, nothing in this Warrant shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Warrant.  This Warrant may be amended only in writing signed by the Company and the Holder and their successors and assigns.

(b) All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of this Warrant and the transactions herein contemplated (“Proceedings”) (whether brought against a party hereto or its respective affiliates, employees or agents) may be commenced non-exclusively in the state and federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”).  Each party hereto hereby irrevocably submits to the non-exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Warrant and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Warrant or the transactions contemplated hereby.  If either party shall commence a Proceeding to enforce any provisions of this Warrant, then the prevailing party in such Proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

(c) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

(d) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affected or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK,
SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by its authorized officer as of the date first indicated above.

PROLINK HOLDINGS CORP.

By:	/s/ Lawrence D. Bain
Name: Lawrence D. Bain
Title: Chief Executive Officer

PROLINK HOLDINGS CORP.

WARRANT ORIGINALLY ISSUED _____________

WARRANT NO. __

EXERCISE NOTICE

To ProLink Holdings Corp.:

The undersigned hereby irrevocably elects to purchase  _____________ shares of Common Stock pursuant to the above captioned Warrant, and, if such Holder is not utilizing the cashless exercise provisions set forth in the Warrant, encloses herewith $________ in cash, certified or official bank check or checks or other immediately available funds, which sum represents the aggregate Exercise Price (as defined in the Warrant) for the number of shares of Common Stock to which this Exercise Notice relates, together with any applicable taxes payable by the undersigned pursuant to the Warrant.

By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that in giving effect to the exercise evidenced hereby the Holder will not beneficially own in excess of the number of shares of Common Stock (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934) permitted to be owned under Section 11 of this Warrant to which this notice relates.

By its delivery of this Exercise Notice, the undersigned represents and warrants to the Company that:

(a) Investment Intent.  The undersigned is acquiring the Common Stock as principal for its own account for investment purposes only and not with a view to or for distributing or reselling such Common Stock or any part thereof, without prejudice, however, to such undersigned's right at all times to sell or otherwise dispose of all or any part of such Common Stock in compliance with applicable federal and state securities laws.  Subject to the immediately preceding sentence, nothing contained herein shall be deemed a representation or warranty by the undersigned to hold the Common Stock for any period of time.  The undersigned is acquiring the Common Stock hereunder in the ordinary course of its business. The undersigned does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Common Stock.  Notwithstanding the foregoing, nothing herein shall prevent the undersigned from transferring the Common Stock issuable upon exercise of this Warrant.

(b) Investor Status.  At  the date hereof the undersigned is, an "accredited investor" as defined in Rule 501(a) under the Securities Act.  The undersigned is not a registered broker-dealer under Section 15 of the Exchange Act.

The undersigned requests that certificates for the shares of Common Stock issuable upon this exercise be issued in the name of

PLEASE INSERT SOCIAL SECURITY OR
TAX IDENTIFICATION NUMBER

(Please print name and address)

Warrant Shares Exercise Log

Date	Number of Warrant Shares Available to be Exercised	Number of Warrant Shares Exercised	Number of Warrant Shares Remaining to be Exercised

PROLINK HOLDINGS CORP.

WARRANT ORIGINALLY ISSUED _______________

WARRANT NO. __

FORM OF ASSIGNMENT

[To be completed and signed only upon transfer of Warrant]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________ the right represented by the above-captioned Warrant to purchase  ____________ shares of Common Stock to which such Warrant relates and appoints ________________ attorney to transfer said right on the books of the Company with full power of substitution in the premises.

Dated:                      _______________, ____

_______________________________________
(Signature must conform in all respects to name of holder as specified on the face of the Warrant)

___ ____________________________________
Address of Transferee

_______________________________________
_______________________________________
In the presence of:

__________________________

CUSIP No. 022780 10 0

EXHIBIT C
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company	TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
Date: April 23, 2009		Date: April 23, 2009

TRINAD CAPITAL LP a Delaware limited partnership By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner	TRINAD ADVISORS II, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
Date: April 23, 2009		Date: April 23, 2009

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual
Date: April 23, 2009		Date: April 23, 2009